Sara Lee Corporation

Three First National Plaza

Chicago, Illinois 60602

May 12, 2005

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-0405

Re:	Sara Lee Corporation

Form 10-K, Filed September 3, 2004

Form 10-Q, Filed January 31, 2005

File No. 1-03344

Dear Mr. Newberry:

I am writing in response to the letter (the Comment Letter) dated April 18, 2005 regarding the review of the Sara Lee Corporation (the Corporation) Form 10-K, filed with the Securities and Exchange Commission (the Commission) on September 3, 2004 and the Form 10-Q filed with the Commission on January 31, 2005. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

Form 10-K for the year ended July 2, 2004

Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Review Overview, page 26

Question 1: We note the disclosure of $119 million of cash received related to the sale of the European tobacco unit here and on page 31.

(a)	Tell us what influence, if any, you have regarding the resolution of any of the contingencies associated with the sale of tobacco unit.

(b)	Tell us what risks of the tobacco business have been fully transferred to the buyer and what risks of the tobacco business you have retained.

(c)	It appears that you determined that certain future payments related to your sale of the European tobacco business represent gain contingencies. Tell us why this item meets the definition of a gain contingency under FAS 5, given the guidance under FAS 5 paragraph 2, and as clarified by ETIF 01-10, paragraph 16, that states that a gain contingency under FAS 5, paragraph 17, is a recovery of a loss not yet recognized in the financial statements or an amount recovered in excess of a loss recognized in the financial statements.

Response 1(a): The corporation has no ability to influence the resolution of any of the contingencies associated with the sale of the Tobacco unit. As indicated on page 63 of Exhibit 13 to the 2004 Form 10-K, the receipt of any portion of the contingency depends upon whether tobacco continues to be a legal product in the Netherlands, Belgium and Germany. If tobacco becomes an illegal product in any of these countries, the corporation receives no further cash proceeds. When the business was sold in 1999, substantially all of the revenues of this operation were derived from those three countries. There are no other contingencies relating to the corporation’s receipt of these proceeds.

Response 1(b): All of the risks of ownership of the business were transferred to the buyer at the sale date and the corporation retains none of the risks of the business. As part of the sale transaction, the contingent proceeds were placed in an escrow account and they are distributed if tobacco continues to be a legal product in the countries noted above. If tobacco were declared an illegal product, the funds held in escrow would revert back to the buyer. The corporation has never been a party to litigation related to its sale of the tobacco products produced by this business.

Response 1(c): Paragraph 5 of Emerging Issues Task Force Issue 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001” (EITF 01-10), indicates that

“The Task Force observed that the consensus reached on this Issue with regard to the classification of losses and costs incurred and related insurance or other recoveries are limited to the September 11 events and should not be applied by analogy in other cases.”

Paragraph 16 of EITF 01-10 specifically relates to how insurance recoveries of losses and costs incurred as a result of the September 11 events should be classified in the statement of operations and when those recoveries should be recognized. The transaction under consideration is unrelated to the events of September 11 and does not involve an insurance loss or recovery. Furthermore, the current text of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (SFAS No. 5) does not indicate that EITF 01-10 interprets SFAS No. 5 – rather EITF 01-10 is indicated to cover a related issue. The corporation believes that other authoritative guidance is more analogous to the transaction under consideration and supports the conclusions reached. The following points are relevant in this regard:

1.	Paragraph 1 of SFAS No. 5 indicates that

“For the purposes of this Statement, a contingency is defined as an existing condition, situation or set of circumstances involving uncertainty as to possible gain (hereinafter a “gain contingency”) or loss (hereinafter a “loss contingency”).” Paragraph 82 of FASB Statement of Concepts 6 defines gains as “increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investment by owners”. The term gain is not limited to situations in which there is a recovery of a loss which has not yet been recognized in the financial statements or an amount recovered in excess of a loss recognized in the financial statements.

Paragraph 17 of SFAS No. 5 indicates that

a.	Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization, and

b.	Adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.

The receipt of the proceeds cannot be determined beyond a reasonable doubt given the length of the contingency period and increased legislative concern regarding the health risks and social costs associated with the use of tobacco products. The corporation is of the view that it has followed the appropriate accounting and properly disclosed the potential gain to financial statement users.

2.	Both Accounting Principles Board Opinion No. 16 (APB No. 16) and Statement of Financial Accounting Standards No. 141 (SFAS No. 141) addressed the accounting for contingent consideration in a business combination in a similar manner.

Paragraph 78 of APB No. 16 indicates that “Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of a contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.”

Paragraph 26 of SFAS No. 141 indicates that “Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.”

Since it is not appropriate to recognize a liability or show an outstanding security for a contingency that is not determinable beyond a reasonable doubt then it would also be inappropriate to recognize a receivable for the same contingency. The corporation believes that the guidance provided by both of these pronouncements is clearly more analogous to the transaction under consideration than EITF 01-10.

Question 2: We note your statement that the effective tax rate declined slightly from the prior year. Your disclosures in Note 21 indicate that your effective tax rate is significantly below the statutory rate, and that this tax rate is due to the effects of significant permanent income tax items. Expand your management discussion and analysis to address the trends of the permanent items and how it impacts income tax expense, net income and liquidity.

Response 2: The following disclosure will appear in the management’s discussion and analysis of future filings when discussing the change in tax expense from fiscal 2003 to 2004.

Comparable disclosures will be incorporated in the discussion of the tax expense in future management’s discussion and analysis. The underlined portion is being added to existing disclosures in response to the staff’s comment.

Income Tax Expense The effective tax rate decreased from 17.7% in 2003 to 17.5% in 2004. The fiscal 2004 tax expense was impacted by a number of significant items which are set out in a reconciliation of the corporation’s effective tax rate to the U.S. statutory tax rate in Note 21 to the Consolidated Financial Statements. The most significant of these items was the finalization of certain tax reviews and audits for $207 million less than originally anticipated. In addition, the corporation recognized a tax charge of $140 million in connection with the remittance of current year foreign earnings to the U.S.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements. Such changes can have a material impact on income tax expense, net income and liquidity. In the near term, significant changes in the global mix of earnings or the tax characteristics of the corporation’s income are not anticipated. Significant business combinations or dispositions may impact the effective tax rate of the corporation in future periods.

The corporation’s tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. The corporation has ongoing audits in the United States and a number of international jurisdictions. The United States federal income tax returns filed by the corporation through July 1, 2000 have been examined and closed by the Internal Revenue Service. Consistent with prior experience, the corporation expects the Internal Revenue Service to initiate the audit of the tax returns of fiscal 2001 and subsequent years. The obligations recognized in the financial statements reflect the probable settlement of anticipated future tax audits. In addition, the corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Item 8. Financial Statements and Supplementary Data – Consolidated Statements of Common Stockholders’ Equity, page 53

Question 3: We note your presentation of Comprehensive Income and Accumulated Other Comprehensive Income. Disclose the components of Accumulated Other Comprehensive Income for each balance sheet date presented, as required by FAS 130, paragraph 26.

Response 3: The components of other comprehensive income for the past three years are presented in the table set out below. In the Form 10-Q for the quarter ended April 2, 2005, which was filed with the Commission on May 6, 2005 the corporation made this same disclosure and future filings will present comparable information.

(In millions)	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) On Qualifying Cash Flow Hedges	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income
Balance at June 30, 2001	$(1,389)	$(5)	$(127)	$(1,521)
Other comprehensive income (loss) activity	116	(9)	(56)	51

Balance at June 29, 2002	(1,273)	(14)	(183)	(1,470)

Other comprehensive income (loss) activity	345	(3)	(606)	(264)

Balance at June 28, 2003	(928)	(17)	(789)	(1,734)

Other comprehensive income (loss) activity	135	3	202	340

Balance at July 3, 2004	$(793)	$(14)	$(587)	$(1,394)

Note 1 – Basis of presentation, page 55

Question 4: Expand your disclosure to provide a description of your major products or services and your principle markets, including the locations of those markets as required by SOP 94-6, paragraph 10. Disclose the relative importance of your operations in each business and the basis for the determination. Please disclose this information in your audited financial statements notes rather providing a cross reference to information outside the financial statements.

Response 4: A disclosure comparable to that set out below will appear in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comment.

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations Sara Lee Corporation (the corporation) is a United States-based multinational corporation. The corporation’s principal product lines are branded packaged meats products; fresh and frozen bakery products; roast and ground coffee; household products and branded apparel products consisting primarily of intimate apparel, knit products and legwear. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 22 – Business Segment Information of these financial statements. Food and Beverage sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and the foodservice channel. Household Products are primarily sold through the retail channel while distribution channels in the Branded Apparel business range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for value priced brands.

Basis of Presentation The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries (the corporation) and have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, and assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans. Actual results could differ from these estimates.

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal year 2004 was a 53-week year, while fiscal years 2003 and 2002 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Note 2 – Summary of Significant Accounting Policies

Question 5: We note your disclosure of the goodwill associated with each business segment in Note 20 on page 73. Expand your disclosure to disclose as part of your accounting policy for goodwill how you determined the reporting segments to which goodwill was assigned.

Response 5: A disclosure comparable to that set out below will appear in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comments.

Goodwill Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the corporation given responsibility for managing, controlling and generating a return on these assets and liabilities. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans, and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Question 6: We note your disclosures in Note 4 with regard to stock unit awards. Disclose your accounting policy for recognizing compensation expense for these restricted stock units.

Response 6: A disclosure comparable to that set out below will appear in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comment.

Stock-Based Compensation The corporation recognizes employee services received in exchange for equity instruments in accordance with the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount an employee must pay to acquire the stock. Compensation for substantially all of the corporation’s equity-based awards is measured on the date the shares are granted. Under APB No. 25, no compensation expense was recognized for stock options, replacement stock options and shares purchased under the Employee Stock Purchase Plan (ESPP).

Compensation expense is, however, recognized for the cost of restricted stock unit (RSU) awards granted to key executives under the provisions of APB No. 25. The corporation utilizes two types of restricted share awards.

•	A substantial portion of all RSUs vest solely upon continued future service to the corporation. The cost of these awards is determined using the fair value of shares on the date of grant, and compensation is recognized ratably over the period during which the employees provide the requisite service to the corporation.

•	A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares awarded at the end of the performance period. At interim dates, the corporation determines the expected compensation expense using the estimated number of shares to be earned and the change in the market price of the shares from the beginning to the end of the period.

Had the cost of employee services received in exchange for equity instruments been recognized based on the grant-date fair value of those instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock -based Compensation” (SFAS No. 123), the corporation’s net income and earnings per share would have been impacted as shown in the following table.

	2004	2003	2002
Reported net income	$1,272	$1,221	$1,010
Plus — stock-based employee compensation included in reported net income, net of related tax effects	20	16	21
Less — total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(48)	(49)	(77)

Pro forma net income	$1,244	$1,188	$954

Earnings per share
Basic — as reported	$1.61	$1.55	$1.27

Basic — pro forma	$1.58	$1.51	$1.20

Diluted — as reported	$1.59	$1.50	$1.23

Diluted — pro forma	$1.56	$1.46	$1.17

Question 7: Your disclosure mentions the inherent uncertainties and judgments related to the income tax provision and the risk that the tax rate may increase or decrease in any period. Please disclose any estimate made in this regard if it is at least reasonably possible that the specific conditions, situations or set of circumstances will change in the near term due to future confirming events, and the effect of the change would be material, as required under SOP 94-6, paragraphs 13-14.

Response 7: A disclosure comparable to that set out below will appear in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comment. Given the geographic scope of the corporation’s operations, it is reasonably possible that tax legislation may change and this in turn will impact the tax assets and obligations recognized in the financial statements. In fiscal 2004, the corporation did not believe that it was reasonably possible for other events to occur in the near term that would have had a material impact on the corporation’s future income tax expense. If such events are deemed to be reasonably possible in future periods and the impact upon tax expense would be material, the corporation would disclose these amounts.

Income Taxes As a global commercial enterprise, the corporation’s tax rate from period to period is affected by many factors. The most significant of these factors are changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions. In addition, the corporation’s tax returns are routinely audited and settlements of issues raised in these audits sometimes affect the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the United States and be taxable.

The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. The corporation adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. If the corporation’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payments of these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities would result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Question 8: Tell us what items can cause a change in the tax rate from period to period.

Response 8: As a global commercial enterprise, our tax rate from period to period is affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of our income (e.g. capital gain vs. ordinary income), acquisitions and dispositions.

In addition, our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. If the Corporation’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in an income tax benefit.

Note 9 – Long-term debt, page 61

Question 9: Please expand your disclosures to address the general character, the priority, the amounts and the terms related to each component of long-term debt as required by Regulation S-X 5-02.22(a)-(b). In particular, address which obligations have fixed and variable rate terms. For obligations with variable rate terms, disclose the benchmark interest rate used, the percentage spread paid over the benchmark rate, and the conditions under which the rates may change.

Response 9: The composition of the corporation’s long-term debt is summarized in the following table. A comparable disclosure will be included in future filings.

Note 9 – Long-term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date		2004	2003	2002
Senior Debt – Fixed Rate
5% Euro notes	2003		$—	$261	$226
8.375% notes	2003		—	300	300
4.625% Euro notes	2004		608	571	494
1.55% Japanese Yen notes	2004		42	38	38
5.73% - 8.176% ESOP debt	2004		—	29	81
8.5% notes	2005		—	—	250
1.95% notes	2006		200	200	—
6.125% notes	2007		729	686	593
11.35% Mexican Peso notes	2008		24	29	—
5.6% - 6.95% Medium Term notes	2005-2008	(1)	475	601	751
2.75% notes	2008		300	300	—
7.05% notes	2008		75	75	75
6.5% notes	2009		150	150	150
7.71% notes	2009		25	25	25
6.25% notes	2011		1,110	1,110	1,110
3.875% notes	2013		500	500	—
10.00% - 14.25% Zero Coupon notes	2014		38	34	30
6.125% notes	2032		500	500	—

Total Senior Fixed Rate			4,776	5,409	4,123

Senior Debt – Variable Rate

Euro denominated – Euro overnight index average plus .18%	2002		—	—	296

Euro denominated – Euro interbank borrowing rate plus .15%	2002		—	—	198

U.S. dollar – London interbank borrowing rate plus .20%	2003		—	250	250

Euro denominated – Euro overnight index average plus .25%	2004		304	286	—

Total Senior Debt			5,080	5,945	4,867
Capital leases			46	53	48
Other			114	102	129

Total debt			5,240	6,100	5,044
Unamortized discounts/premiums			(12)	(10)	(6)
Hedged debt adjustment to fair value			13	71	53

Total long-term debt			5,241	6,161	5,091
Less current portion			1,070	1,004	734

			$4,171	$5,157	$4,357

(1)	Amounts outstanding at the end of 2004 mature as follows - $79 in 2005; $144 in 2006; $25 in 2007 and $227 in 2008.

As more fully described in Note 7 – “Minority Interest in Subsidiaries” above, the corporation adopted SFAS No. 150 as of the beginning of 2004 and reclassified $295 of preferred equity securities from “Minority interest in subsidiaries” to “Current maturities of long-term debt” on the Consolidated Balance Sheet. These preferred equity securities were redeemed by the corporation prior to the end of 2004.

Note 12 – Sale of accounts receivable, page 62

Question 10: Please disclose your consolidation policy with regard to this limited purpose subsidiary and how you have classified these sales of accounts receivable in your statement of consolidated cash flows. Please disclose the necessary cash flow information as required by paragraph 17.f.(4) of SFAS 140.

Response 10: The corporation expanded its disclosure regarding these sales of accounts receivables on page 51 of the corporation’s third quarter Form 10-Q which was filed on May 6, 2005. Below are the disclosures contained in Exhibit 13 to the corporation’s 2004 Form 10-K, modified to include expanded disclosures in response to the staff’s comments. The underlined sections are the additional disclosures that will be included in future filings.

Sale of Accounts Receivable

The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in the corporation’s results of operations and statement of financial position. This subsidiary holds trade accounts receivable that it purchases from the operating units and sells participating interests in these receivables to financial institutions, which in turn purchase and receive ownership and security interests in those receivables. The amount of receivables sold under the program was $75 million, $150 million, $250 million, and $250 million at the end of the third quarter of fiscal 2005, the end of fiscal 2004, fiscal 2003 and fiscal 2002, respectively. The proceeds from the receivable sales were used to reduce borrowings. Changes in the balance of receivables sold is reported in the Consolidated Statement of Cash Flows as an operating Cash Flow (change in trade receivables). As collections reduce accounts receivable included in the pool, the operating units sell new receivables. The limited purpose subsidiary has the risk of credit loss on the receivables and has recorded a reserve for the fair value of the potential future loss of $2 million. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating-rate that approximates short-term borrowing rates for investment grade entities. The discount is included in SG&A expenses, and represented 2.3%, 1.5%, 1.9% and 2.7% of the weighted average balance of the receivables outstanding during the first nine months of fiscal 2005, fiscal 2004, fiscal 2003 and fiscal 2002, respectively. The amount of receivables sold under this program can be increased; however, if the corporation’s short-term corporate credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

The corporation does not disclose cash flows between the originating subsidiary (transferor) and the securitization limited purpose subsidiary since these sale transactions are an intercompany transaction between two fully consolidated entities. Rather the corporation disclosures the balances of receivables that have been sold between the securitization limited purpose subsidiary and the third party financial institutions. Changes in the balance of these receivables is disclosed in the note above.

Note 13 – Contingencies, page 63

Question 11: We note your disclosure that the final outcome of various pending legal proceedings should not have a material effect on your results of operations of financial position. The use of the phrase “should not” is unclear with regard to the disclosures required for loss contingencies under FAS 5 paragraphs 3 and 8-10. Expand your disclosure to use terms defined by SFAS 5 and to provide disclosures for material reasonably possible loss contingencies as required by FAS paragraph 10.

Response 11: A disclosure comparable to that set out below will appear in future filings. The underlined portion will be added to existing disclosures in response to the staff’s comment.

Contingent Liabilities The Corporation is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision with respect to a claim, suit, investigation, or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the Consolidated Financial Statements of the Corporation in any of these years presented. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

Note 17 – Acquisitions, page 68

Question 12: Tell us the nature of the $11 million distribution management software intangible asset that was part of the Earthgrains business acquisition. We may have further comment.

Response 12: The $11 million consists of two components and they are as follows:

•	$10 million relates to the software supporting the U.S. distribution management system. At the date of acquisition, the distribution management system was utilized to track all products through the U.S. direct store delivery system including ordering, invoicing, backlog scheduling, purchasing and production. The $10 million amount was the estimated cost to develop similar software and was determined by a third party appraisal.

•	$1 million relates to the scan based technology used to track the movement of bread products using hand held scanning devices and was also determined by third party appraisal.

The corporation believes that both of the items described above are separable from the acquired entity and are capable of being sold, transferred or licensed for use. As such, these intangible assets were recognized as an asset apart from goodwill. The assets were given a life of 4 years as a result of the continuing development of technology in this area of commerce.

Note 22 – Business Segment Information, page 75

Question 13: We note your reference to information outside of your audited financial statements. Please provide the required disclosures under FAS 131 in a footnote to your financial statements rather than cross referencing to information outside the financial statements.

Response 13: A disclosure comparable to that set out below will appear in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comment. The table following the text is unchanged from prior filings and is included to provide the reviewer with the full text of the note.

Note 22 – Business Segment Information

The corporation has five reportable segments which are organized principally by product category. Management of each segment is responsible for the worldwide assets and operations of these businesses. The types of products and services from which each reportable segment derives its revenues are as follows:

Sara Lee Meats sells a variety of meat products, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks and cooked and dry hams.

Sara Lee Bakery sells a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes and other desserts.

The Beverage segment primarily sells coffee and tea products.

Household Products produces and sells products in four primary product categories – body care, air care, shoe care and insecticides.

Branded Apparel sells basic branded innerwear products under the three product categories of intimate apparel, underwear/activewear and legwear.

The corporation’s management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources.

Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

	2004		2003	2002
Sales[1,2]
Sara Lee Meats	$4,171		$3,746	$3,704
Sara Lee Bakery	3,415		3,276	2,976
Beverage	3,157		2,756	2,539
Household Products	2,381		2,118	1,962
Branded Apparel	6,449		6,399	6,455

	19,573		18,295	17,636
Intersegment	(7)		(4)	(8)

Total	$19,566		$18,291	$17,628

Operating Segment Income
Sara Lee Meats	$415	[3]	$375 [4]	$323 [5]
Sara Lee Bakery	156	[3]	98 [4]	97 [5]
Beverage	492	[3]	429 [4]	416 [5]
Household Products	414		369	339
Branded Apparel	549	[3]	763 [4]	596 [5]

Total operating segment income	2,026		2,034	1,771

Amortization of trademarks and other intangibles	(108)[3]		(104)[4]	(77)
General corporate expenses	(314)[3]		(248)	(301)
Contingent sale proceeds	119		—	—

Total operating income	1,723		1,682	1,393
Net interest expense	(181)		(198)	(208)

Income before income taxes	$1,542		$1,484	$1,185

	2004	2003	2002
Assets
Sara Lee Meats	$2,066	$2,092	$2,027
Sara Lee Bakery	3,877	3,984	4,020
Beverage	2,016	2,174	1,744
Household Products	2,124	2,255	1,870
Branded Apparel	5,021	4,563	3,937

	15,104	15,068	13,598
Other[6,7]	(221)	382	96

Total assets	$14,883	$15,450	$13,694

Depreciation
Sara Lee Meats	$111	$105	$95
Sara Lee Bakery	155	145	108
Beverage	109	98	80
Household Products	41	34	30
Branded Apparel	135	140	145

	551	522	458
Other	10	10	13

Total depreciation	$561	$532	$471

Additions to Long-lived Assets
Sara Lee Meats	$125	$143	$228
Sara Lee Bakery	79	119	3,521
Beverage	174	193	266
Household Products	57	45	55
Branded Apparel	95	208	113

	526	708	4,183
Other	7	44	28

Total additions to long-lived assets	$533	$752	$4,211

[1]	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
[2]	Revenues from one customer represent approximately $2.3 billion, $2.1 billion and $1.8 billion of the corporation’s consolidated revenues in 2004, 2003 and 2002, respectively. All of the corporation’s business segments sell to this customer.

[3]	Includes amounts recognized for exit activities and business dispositions in the 2004 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $3; Sara Lee Bakery – a charge of $19; Beverage – a credit of $2; Branded Apparel – a charge of $35; Corporate Office – a charge of $4; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $1.
[4]	Includes amounts recognized for exit activities and business dispositions reported in the 2003 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $6; Sara Lee Bakery – a charge of $27; Beverage – a charge of $1; Branded Apparel – a credit of $26; and accelerated amortization of intangibles in the Sara Lee Bakery Group– a charge of $6.
[5]	Includes amounts recognized for exit activities and business dispositions reported in the 2002 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a charge of $33; Sara Lee Bakery – a charge of $50; Beverage – a charge of $7; and Branded Apparel – a charge of $80.
[6]	Principally cash and equivalents, certain fixed assets and certain other noncurrent assets.
[7]	Includes net assets of businesses held for sale of $1 in 2003 and $7 in 2002.

Form 10-Q for the quarter ended January 1, 2005

Note 4 – Derivative reporting, page 14

Question 14: We have reviewed the above disclosure and the related description in the annual report to which it refers. In the annual report, you have disclosed that interest rate swap agreements can be accounted for as fair value or cash flow hedges, but you have not disclosed how you account for currency swaps. Expand your disclosure to provide the following additional information with regard to interest rate and currency swaps:

(a)	the criteria for designating interest rate and currency swaps as cash flow or fair value hedges,

(b)	for swaps designated as fair value hedges, the disclosures required by FAS 133 paragraph 45(a), and

(c)	for swaps designated as cash flow hedges, a description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income as required by FAS 133 paragraph 45(b)(2).

Response 14(a): The corporation’s derivative disclosures consist of the following. The Summary of Significant Accounting Policies for the recording of derivatives is covered on pages 57-58 of the corporation’s annual report that is included as Exhibit 13 to the 2004 Form 10-K. Information specifically relating to swaps is included in the Financial Instruments and Risk Management Note on page 63 of Exhibit 13 to the 2004 Form 10-K.

In order to address your comment to expand the disclosures relating to the criteria for designating interest rate and currency swaps as either cash flow or fair value hedges, we will expand the disclosures in the Financial Instruments and Risk Management footnote in future filings. The underlined portion is being added to existing disclosures in response to the staff’s comment.

Interest Rate and Currency Swaps – To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments or fix the interest payments of certain floating-rate debt instruments. The corporation has issued certain foreign denominated debt instruments and utilizes currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt.

Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges.

Currency swap agreements that are effective at hedging the variability of foreign denominated cash flows are designated and accounted for as cash flow hedges. The effective portion of the gains or losses of currency swaps which are recorded as cash flow hedges is recorded in accumulated other comprehensive income and reclassified into earnings to offset the gain or loss arising from the remeasurement of the hedged item.

The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial data obtained from swap dealers.

Response 14(b): The corporation believes that it already provides all disclosures required by FAS 133, Paragraph 45 (a), with respect to the fair value hedges. Paragraph 45(a) of FAS 133, as amended, requires the disclosure of the following items as they relate to fair value hedges:

•	The net gain or loss recognized in earnings during the reporting period representing (a) the amount of hedge ineffectiveness and (b) the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income or other statement of financial performance

•	The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge.

Included on page 64 of Exhibit 13 to the corporation’s 2004 Form 10-K is the following paragraph. The entire paragraph has been reproduced below. The underlined sections are the applicable sections required by paragraph 45(a) of FAS 133.

At July 3, 2004, the maximum maturity date of any cash flow hedge was one year, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net gains from accumulated other comprehensive income of approximately $2 at the time the underlying hedged transactions are realized. During the year ended July 3, 2004, net losses related to cash flow and fair value hedge ineffectiveness, derivative gains or losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in all years presented.

Included on page 57 of Exhibit 13 to the corporation’s 2004 Form 10-K is the following paragraph. The entire paragraph has been reproduced below. The underlined sections are the applicable sections related to the disclosure requirements of paragraph 45(a) of FAS 133.

Fair Value Hedge – A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Income on the same line as the hedged item.

Response 14(c): The corporation believes that it already provides all disclosures required by FAS 133, Paragraph 45(a), with respect to cash flow hedges. On page 58 of Exhibit 13 to the corporation’s 2004 Form10-K is the following description of the corporation’s accounting policies relating to cash flow hedges. The underlined section is a description of the events that will result in the reclassification of amounts into earnings.

Cash Flow Hedge - A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Income as the hedged item. In addition, both the fair value of changes excluded from the corporation’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

Included in the answer to question 14(a), is expanded disclosure for swap transactions and the events or circumstances that will result in the reclassification of amounts into earnings. The highlighted section is repeated below.

Currency swap agreements that are effective at hedging the variability of foreign denominated cash flows are designated and accounted for as cash flow hedges. The effective portion of the gains or losses of currency swaps which are recorded as cash flow hedges is recorded in accumulated other comprehensive income and reclassified into earnings to offset the hedged transaction loss or gain arising from the remeasurement of the hedged item.

Question 15: Your disclosure indicates that the effects of your foreign exchange and option contract cash flow hedges are reflected in the cumulative translation adjustments account within consolidated stockholders’ equity. Tell us why you have recorded these items in this manner and not as part of the line item “net realized loss on cash flow hedges”. We may have further comment.

Response 15: We believe that you are referring to the corporation’s annual report disclosure on page 58 of Exhibit 13 to the corporation’s 2004 Form 10-K, in the Summary of Significant Accounting Policies that states:

Net Investment Hedge - A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders’ equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in “Selling, general and administrative expenses”, or “Interest expense,” if the hedging instrument is a swap, in the Consolidated Statements of Income. Non-U.S.-dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

The corporation believes that its manner of recording the effects of its derivative and nonderivative net investment hedges is appropriate. The accounting treatment to record net investment hedges in the cumulative translation adjustment is outlined in FAS 133 in paragraph 42 which states the following.

Hedges of the Foreign Currency Exposure of a Net Investment in a Foreign Operation

42. A derivative instrument or a nonderivative financial instrument that may give rise to a foreign currency transaction gain or loss under Statement 52 can be designated as hedging the foreign currency exposure of a net investment in a foreign operation provided the conditions in paragraphs 40(a) and 40(b) are met. The gain or loss on a hedging derivative instrument (or the foreign currency transaction gain or loss on the nonderivative hedging instrument) that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The hedged net investment shall be accounted for consistent with Statement 52; the provisions of this Statement for recognizing the gain or loss on assets designated as being hedged in a fair value hedge do not apply to the hedge of a net investment in a foreign operation.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	The corporation is responsible for the adequacy of the disclosures in the filings made with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3.	The corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A number of items raised in the comment letter indicated your desire for expanded disclosure of certain items. As indicated in our responses, the corporation will expand the disclosures contained in its future filings in response to the staff’s recommendations. It is the corporation’s view that requiring the corporation to amend its fiscal 2004 Form 10-K and fiscal 2005 second quarter 10-Q to provide these incremental disclosures will not provide meaningful additional information to investors given the nature of the disclosures and the fact that several of the incremental disclosures summarize information that is already contained in the Management’s Discussion and Analysis section of the Form 10-K. In addition, the corporation notes that it will be filing its fiscal 2005 Form 10-K in less than four months. Accordingly, the corporation respectfully requests that the staff concur that the additional disclosures described in this letter may be made on a prospective basis, in the corporation’s future filings with the Commission, and that no amendment to the corporation’s 2004 Form 10-K and fiscal 2005 second quarter 10-Q is required in response to the staff’s comments.

After you have had the opportunity to review the attached, please do not hesitate to contact me with any questions or further comments you may have. My phone number is (312) 558-8626.

Sincerely,

/s/ Wayne Szypulski
Wayne Szypulski
Senior Vice President, Controller and Chief Accounting Officer
Sara Lee Corporation

cc:	Theo de Kool
Helen Kaminski
(Sara Lee Corporation)

William T. England
(PricewaterhouseCoopers LLP)